Mail Stop 4561
Via fax (469) 357-6566

September 10, 2009

Jackson L. Wilson, Chairman & CEO
i2 Technologies, Inc.
11701 Luna Road
Dallas, TX 75234

> **Re: i2 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 0-28030**

Dear Mr. Wilson:

      We have reviewed your response letter dated August 14, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations and Comprehensive Income, page F-5

1.   We note your response to prior comment 5 where you indicate that the patent rights received from SAP do not provide significant future value to the Company. We also note that pursuant to the terms of the settlement agreement, each party licenses certain patents to the other for the full term of the patent technology. Please further explain the terms and nature of the patent rights provided to SAP pursuant to the settlement agreement. Also, tell us how you considered whether such patent rights are subject bifurcation.

Revenue Recognition, page F-10

2.   We note your response to prior comment 7 where you indicate that for your hosting arrangements, the customer has the right to take possession of the software during the hosting agreement. You also indicate that since the hosting arrangement does not involve license rights, it is accounted for under SAB 104. It is unclear to the Staff how you can conclude that your hosting arrangements do not involve license rights when the customer has the right to take possession of the software. Please further explain how you considered the guidance in EITF 00-3 in accounting for your hosting arrangements and clarify how you are able to conclude that such arrangements do not include a software element that falls within the scope of SOP 97-2.

3.   Your response to prior comment 7 also indicates that historically the Company derived service revenues <u>after</u> licensing software to customers, however, you attempted to change your sales approach and <u>lead</u> with your services, which was the key driver behind the increase in service revenues from 2006 to 2007. Please explain further the change in your sales approach and tell us what you mean by "lead with our services." In this regard, describe the service offerings that resulted in an increase in your historical service revenues and for which you expect will contribute to service revenues comprising a larger percentage of total revenues in the future. Also, tell us how you considered including enhanced disclosures in both the Business section and MD&A regarding this new sales approach and the services that you offer prior to entering into a software license arrangement.

Net Income Per Common Share, page F-12

4.   We note your response to prior comment 9 where you indicate that that a separate calculation of basic earnings per convertible preferred share is not required pursuant to the guidance in Example G to Issue 7 of EITF 03-6. While we do not disagree with this statement, based on the disclosures in Note 5 to your June 30, 2009 Form 10-Q, it appears that the Company continues to present basic earnings per share on an if-converted basis rather than applying the two-class method. Please explain further the basis for this presentation or revise your disclosures accordingly.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 3. Borrowings and Debt Issuance Costs, page 9

5.   We note your response to prior comment 18 where you indicate that the Company determined the amortization period of the debt discount based on the expected life of a similar liability without an associated equity component. However, you further state that absent the equity component, based on the terms of the debt, you determined a 10-year life to be appropriate "since that was the stated maturity of the

debt." It appears from your response that you deferred to the stated maturity date of the debt and it is unclear how your accounting complies with paragraph 15 of FSP APB 14-1. Please explain further how you determined the amortization period for this debt.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief